Arcturus Therapeutics Announces Results of Extraordinary General Meeting of Shareholders

All Four Proposals Approved by Shareholders

San Diego, CA – July 9, 2018 – Arcturus Therapeutics Ltd. (NASDAQ: ARCT), a leading RNA medicines company, today announced that at its Extraordinary General Meeting of Shareholders held on Thursday, July 5 in San Diego, California, all four proposals presented to the shareholders for approval at the Extraordinary General Meeting were duly approved by the vote of the Company's shareholders.

Results of the vote by proxy for the proposals are provided below:

Proposals	In Favor*
Proposal 1: Approval of an amendment to the Company's Articles of Association as provided in Proposal 1 of the Proxy Statement	99.8%
Proposal 2: Appointment of the following individuals as directors to the Board and approval of their compensation terms: Dr. Peter Farrell Mr. Andy Sassine Dr. Magda Marquet Mr. James Barlow	99.8% 99.8% 99.7% 99.7%
Proposal 3: Approval of the execution of an Agreement and Release by the Company, and the performance of the Company's obligations thereunder.	98.5%
Proposal 4: Approval of the terms of compensation granted to former Interim President Mr. Mark Herbert.	97.3%

* Percentage of all ordinary shares voted

The final vote tabulation on all matters voted on at the meeting will be reported to the U.S. Securities and Exchange Commission on a current report on Form 6-K and such report will be available on the Company's web site at www.ArcturusRx.com

About Arcturus Therapeutics Ltd.

Founded in 2013 and based in San Diego, Arcturus Therapeutics Ltd. (NASDAQ:ARCT) is an RNA medicines company with enabling technologies – UNA Oligomer chemistry and LUNAR® lipid-mediated delivery. Arcturus' diverse pipeline of RNA therapeutics includes programs pursuing rare diseases, Hepatitis B, non-alcoholic steatohepatitis (NASH), cystic fibrosis, and vaccines. Arcturus’ versatile RNA therapeutics platforms can be applied toward multiple types of RNA medicines including small interfering RNA, messenger RNA, replicon RNA, antisense RNA, microRNA and gene editing therapeutics. Arcturus owns LUNAR lipid-mediated delivery and Unlocked Nucleomonomer Agent (UNA) technology including UNA Oligomers, which are covered by its extensive patent portfolio (120 patents and patent applications, issued in the U.S., Europe, Japan, China and other countries). Arcturus’ proprietary UNA technology can be used to target individual genes in the human genome, as well as viral genes, and other species for therapeutic purposes. Arcturus’ commitment to the development of novel RNA therapeutics has led to partnerships with Janssen Pharmaceuticals, Inc., part of the Janssen Pharmaceutical Companies of Johnson & Johnson, Ultragenyx Pharmaceutical, Inc., Takeda Pharmaceutical Company Limited, Synthetic Genomics Inc., CureVac AG and Cystic Fibrosis Foundation Therapeutics Inc. For more information, visit www.ArcturusRx.com, the content of which is not incorporated herein by reference.

Arcturus Contact
Arcturus Therapeutics
(858) 900-2666
IR@ArcturusRx.com

Arcturus Investor Contact
Michael Wood
LifeSci Advisors LLC
(646) 597-6979
mwood@lifesciadvisors.com